UNIVEST CORPORATION OF PENNSYLVANIA

14 North Main Street

Souderton, Pennsylvania 18964

April 29, 2016

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt and David Lin

Re:	Univest Corporation of Pennsylvania

Registration Statement on Form S-4

File No. 333-209759

Ladies and Gentlemen:

Univest Corporation of Pennsylvania (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Monday, May 2, 2016, at 1:00 p.m., or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David W. Swartz, of Stevens & Lee, P.C. at (610) 478-2184 with any questions you may have concerning this request.

Very truly yours,

UNIVEST CORPORATION OF PENNSYLVANIA

By:	/s/ Michael S. Keim
Name:	Michael S. Keim
Title:	Senior Executive Vice President and Chief Financial Officer